UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hydrofarm Holdings Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44888K 209

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 44888K 209
(1)	Names of Reporting Persons Peter Wardenburg
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 2,155,061

(6) Shared Voting Power 0

(7) Sole Dispositive Power 2,155,061

(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,061 shares of Common Stock
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.8%(1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on 44,519,302 shares of the Issuer’s common stock outstanding as of November 2, 2021, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No: 44888K 209

Item 1.
(a)	Name of Issuer Hydrofarm Holdings Group, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 270 Canal Road, Fairless Hills, PA 19030

Item 2 (a).	Name of Person Filing Peter Wardenburg
Item 2 (b).	Address of Principal Business Office or, if none, Residence 3 Beyer Ct. Novato, CA 94945
Item 2 (c).	Citizenship This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Peter Wardenburg, an individual who is a citizen of the United States of America.
Item 2 (d)	Title of Class of Securities Common Stock, par value $0.0001 per share
Item 2 (e)	CUSIP Number 44888K 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 2,155,061

(b) Percent of Class: 4.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,155,061

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,155,061

(iv) Shared power to dispose or to direct the disposition of: 0

The Common Stock disclosed herein includes 2,155,061 shares of Common Stock held of record by the Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the trustee of the Wardenburg 2009 Family Trust with voting and investment power over the shares held by the Wardenburg 2009 Family Trust. The information set forth on the cover page of this Amendment is incorporated herein by reference thereto.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2022

/s/ Peter Wardenburg
Peter Wardenburg